CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

TELEPHONE
(212) 225-2000

FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

RECD S.E.C.
DEC 1 2 2002
1086

December 12, 2002

File No. 82-2337

02060559

SUPPL

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M. S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's (1) consolidated quarterly report for the third quarter of 2002 and (2) annual report filed with the Mexican National Banking and Securities Commission, dated October 4, 2002.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Sincerely,

Mitchell Raab

Mitchell Raab

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

12/19

ANNUAL REPORT ACCORDING TO CIRCULAR LETTER 11-33

NAME OF THE COMPANY: IEM, S A. DE C.V

ADDRESS OF THE COMPANY: AV. DR GUSTAVO BAZ Nº 340 COL. FRACC. INDL. BARRIENTOS TLALNEPANTLA, EDO. DE MÉX.

SPECIFICATIONS OF THE CHARACTERISTICS OF THE SECURITIES:

A AND B

QUOTING CODE: IEM

SAID SECURITIES ARE REGISTERED IN THE SECURITIES SECTION AND OPERATE IN THE MEXICAN STOCK MARKET (BMV)

ARTICLE 14 OF THE SECURITIES MARKET LAW.- THE REGISTRATION IN THE NATIONAL REGISTER OF SECURITIES AND INTERMEDIARIES DOES NOT IMPLY A CERTIFICATION REGARDING THE VALUE OF THE SECURITY NOR THE FINANCIAL STANDING OF THE ISSUER.

ANNUAL REPORT SUBMITTED IN COMPLIANCE WITH THE CIRCULAR LETTER 11-33 OF THE SECURITIES AND EXCHANGE COMMISSION (CNBV) AS OF 04 OCTOBER, 2002

I. GENERAL INFORMATION

1. IT IS NOT DEEMED NECESSARY.

2. IEM, S.A. DE C.V., IS ONE OF THE LEADING MEXICAN COMPANIES IN THE MANUFACTURING AND SALES FIELD OF VARIOUS TYPES OF ELECTRIC EQUIPMENT, SUCH AS TRANSFORMERS IN SEVERAL CAPACITIES, ELECTRIC ENGINES OF SEVERAL KINDS, ALL OF THESE SOLD THROUGH ITS SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.

IT IS STRONGLY INVOLVED IN BOTH THE DOMESTIC AND INTERNATIONAL MARKETS, WITH A WIDESPREAD NETWORK OF DISTRIBUTORS, NATIONALLY.

ITS MAIN STOCKHOLDER IS GRUPO CONDUMEX, S.A. DE C.V., WITH 98.5% SHARE OF ITS CAPITAL STOCK AND, SINCE 1999, HAS NO KNOWLEDGE WHATSOEVER OF ANY TRANSACTION REGARDING IEM S.A. DE C.V. STOCK IN THE MEXICAN STOCK MARKET, AND SAID MEXICAN STOCK MARKET INFORMED IEM, S.A. DE C.V., ON 30 NOVEMBER 1994, BY MEANS OF AN OFFICIAL LETTER THAT, SINCE IEM, S.A. DE C.V. AFOREMENTIONED SHARE WAS HAVING A POOR BEHAVIOR , THE REGISTRATION OF THE COMPANY'S STOCK WOULD BE RECLASSIFIED FROM SUBSECTION "A" TO SUBSECTION "B" OF THE SECURITIES SECTION OF THE SECURITIES AND INTERMEDIARIES NATIONAL REGISTRY

IN THE YEAR 2001, IEM HAS SALES AMOUNTING TO $626.8 MILLION OF MEXICAN PESOS OF DECEMBER 2001, MEANING A DECLINE OF 46.8% IN REAL TERMS, COMPARED TO THE PREVIOUS YEAR; THE OPERATING PROFIT WAS $ 18.4 MILLION OF MEXICAN PESOS, THAT IS 91.5% BELOW LAST YEAR'S FIGURE, IN REAL TERMS, WITH AN INTEGRAL COST OF FINANCING OF $ 11.9 MILLION OF MEXICAN PESOS AND SAID YEAR'S NET PROFIT WAS $ 6.5 MILLION OF MEXICAN PESOS, THAT IS 92.2% BELOW LAST YEAR'S. IEM, S.A. DE C.V. IS SUBJECT TO THE IMPACT OF ALL CURRENT FINANCING AND ECONOMIC ADJUSTMENTS, BOTH IN THE DOMESTIC MARKET AND ABROAD.

3.1 SLOWING DOWN OF THE ECONOMY..

THE SLOWING DOWN OF BOTH THE US AND MEXICO'S ECONOMY, AS WELL AS IN OTHER COUNTRIES CAUSES A DECLINE IN SALES DUE TO A LESSER INVESTMENT IN ALL THE ELECTRIC SECTORS. MOREOVER, THE DELAY IN BOTH COMMISSION FEDERAL DE ELECTRICIDAD AND COMPAÑIA DE LUZ Y FUERZA BIDDING MIGHT CREATE AN EVEN MORE DIFFICULT AND COMPLEX SITUATION TO OBTAIN ORDERS FOR THE FOLLOWING YEARS.

3.2 EXCHANGE RATE RISK

SINCE AN IMPORTANT SEGMENT OF OUR SUPPLIES ARE IN U$ DOLLARS AND ALSO CONSIDERING THAT THE EXCHANGE RATE OF THE MEXICAN PESOS VS. THE U$ DOLLAR HAS BEEN UNDERGOING A DECREASING OF SAME, IT HAS AFFECTED THE COMPETITIVENESS OF OUR SALES PRICES OF OUR PRODUCTS ABROAD.

3.3 COSTS OF POWER INPUT.

SINCE IEM, S.A. DE C.V. IS AN IMPORTANT POWER CONSUMER, IT COULD BE AFFECTED BY INCREASES IN THE PRICE OF SAID INPUT.

3.4 COMPETITION

IEM, S.A. DE C.V., IS A LEADING COMPANY IN SEVERAL PRODUCTS ALTHOUGH THE ENVIRONMENT OPENS THE POSSIBILITY TO INCOMING INTERNATIONAL COMPETITION AND THE INCREASED OPENING OF THE ELECTRIC SECTOR TO INTERNATIONAL BIDDING ENCROACHES ITS ENVIRONMENT AND IEM MIGHT LOSE SOME INVOLVEMENT IN THE MARKET NICHE WHERE IT IS CURRENTLY LEADING.

4. NO OTHER SECURITIES HAVE BEEN REGISTERED IN THE "RNVI". ALL LEGAL AND FINANCING INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

5. THERE HAVEN'T BEEN ANY CHANGES NOR AMENDMENTS TO ANY OF THE SECURITIES REGISTERED IN THE "RNVI" (NATIONAL REGISTRY OF SECURITIES AND INTERMEDIARIES).

6. IT IS NOT APPLICABLE CONSIDERING THE TIME IEM HAS BEEN REGISTERED IN THE MEXICAN STOCK EXCHANGE.

II. THE COMPANY

1. IEM, S.A. DE C.V. WAS FOUNDED ON 25 AUGUST 1945, UNDER THE NAME OF INDUSTRIA ELECTRICA DE MEXICO, S.A. DE C.V. FOR A TERM OF 99 YEARS (ITS CURRENT ADDRESS BEING AV. DR. GUSTAVO BAZ NO.340 FRACC. INDUSTRIAL BARRIENTOS TLALNEPANTLA, EDO. DE MEXICO C.P. 54110 TEL. 57299700). IN 1973, IEM CHANGED ITS NAME TO IEM, S.A. DE C.V., INDUSTRIAS IEM, S.A. DE C.V. IS CONSTITUTED IN 1974, AND IN 1984 THE GENERAL STOCKHOLDERS MEETING APPROVES THE SALE OF FRIEM, A COMPANY MANUFACTURING AND SELLING ELECTRIC HOME APPLIANCES.

2. IEM, S.A. DE C.V, THROUGH ITS SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.. IS CURRENTLY MANUFACTURING AND SELLING ELECTRIC EQUIPMENT SUCH AS MONOPHASIC AND THREE-PHASE POST-LIKE TRANSFORMERS, PEDESTAL-LIKE TRANSFORMERS, POWER TRANSFORMERS IN DIFFERENT CAPACITIES, CAGE-LIKE HORIZONTAL ELECTRIC ENGINES, WOUND ROTOR-TYPE, SPECIAL ELECTRIC ENGINES ALL OF THEM IN DIFFERENT CAPACITIES, BREAKERS, BLADES, FUSES, ALL OF THEM IN DIFFERENT CAPACITIES.

GENERAL DESCRIPTION OF THE MANUFACTURING PROCESSES: NUCLEUS MANUFACTURING, COIL MANUFACTURING, VATS AND CARCASSES MANUFACTURING, COMPONENTS AND PARTS PURCHASING, COIL-NUCLEUS ASSEMBLY, VAT OR CARCASS COIL-NUCLEUS ASSEMBLY, AND PARTS ASSEMBLY AND TESTING.

MAIN SUPPLIERS:
SERVILAMINA SUMMIT
ACEITES Y PRODUCTOS Y SERVICIOS
CORMAG DE MÉXICO
EHV WEIDMAN DE MÉXICO
NACIONAL DE CONDUCTORES ELÉCTRICOS
CONDUMEX INC.
MR. REIHAUSEN

S A L E S
(MILLIONS OF MEXICAN PESOS)

	2001	%	2000	%	1999	%
ELECTRIC EQUIPMENT TYPE 1	193,818	31	530,675	47	467,917	46
ELECTRIC EQUIPMENT TYPE 2	340,287	54	462,929	41	424,514	42
OTHERS	92,697	15	135,492	12	124,787	12
TOTAL	626,802	100	1,129,096	100	1,017,218	100

B. DISTRIBUTION CHANNELS	%	TRANSFORMERS	MOTORS	SAFETY EQUIPMENT
DIRECT MARKETING - IEM	60	X	X	X
NACEL	10	X	X	X
SELMEC	5	X	X	X
DISTRIBUTORS	15	X	X	X
CONTRACTORS	5	X	X	X
MANUFACTURERS OF ORIGINAL EQUIPMENT	5	X	X	X
	100			

EXPLANATION OF ALL SOLD EQUIPMENT

REGULAR EQUIPMENT: STANDARD PRODUCTS IN CAPACITY RANGES AND CHARACTERISTICS THAT COMPLY WITH MEXICAN NORMS AND ARE PUBLISHED IN PRICE LISTS THEY ARE REGULARLY AVAILABLE IN STOCK FOR IMMEDIATE DELIVERY THROUGH THE APPROPRIATE SALES CHANNELS.

SPECIAL EQUIPMENT: SPECIAL PRODUCTS DESIGNED AND MANUFACTURED FOR A VERY SPECIFIC APPLICATION WITH PARTICULAR TECHNICAL CHARACTERISTICS, DETERMINED BY THE CUSTOMER. SAID PRODUCTS ARE NOT INCLUDED IN ANY PRICE LIST, BUT, INSTEAD, ARE QUOTED INDIVIDUALLY, SINCE THEY ARE WHAT WE CALL "HAND TAILORED SUITS".

C. THE COMPANY HAS PATENTS, LICENSES AND TRADEMARKS DULY REGISTERED.

D.

SECTOR	CUSTOMERS	PERCENTAGE OF DEPENDENCE
GOVERNMENT	STATE GOVERNMENTS INFONAVIT CNA PEMEX GDF	5%
ELECTRIC FIRMS	CFE LYF	45%
PRIVATE	INTEGRATING COMPANIES CONTRACTORS INDUSTRY DISTRIBUTORS	50%

THE LEVEL OF DEPENDENCE PERCENTAGE SHOWN HERE, GATHERS THE TOTALITY OF THE SECTOR'S COMPANIES, IN THE DIFFERENT EQUIPMENT MANUFACTURED, WHETHER STANDARD OR SPECIAL.

E. TAX PAYING STATUS: BUSINESS CORPORATION AND IN A GENERAL LEGAL REGIME.

F. TOTAL EMPLOYEES UP TO 31 DECEMBER 2001

		%
ADMINISTRATIVE	362	27
UNION WORKERS	963	73
TOTAL	1325	100

THE RELATIONSHIP WITH THE UNION IS RULED ACCORDING TO A LABOR CONTRACT.

G.

MAIN COMPETITORS	DISTRIBUTION TRANSFORMERS	POWER TRANSFORMERS	MOTORS	SAFETY EQUIPMENT
IEM	X (2)	X (1)	X (4)	X (2)
PROLEC	X (1)	X (2)		
FERRANTI		X (3)		
VOLTRAN	X	X (4)		
IG	X (3)			
EMSA	X (4)			
ESA	X (6)			
M. CONTINENTAL	X (5)			
US			X (1)	
WEG			X (3)	
SIEMENS			X (2)	
IMPORTS	X (7)	X (5)		X (3)
IUSA				X (1)

- (X) MEANS ALL PRODUCTS FROM COMPETING COMPANIES
- THE NUMBER IN PARENTHESES SHOWS THE COMPETITIVE STANDING

IEM'S POSITIVE OR NEGATIVE POINTS

POSITIVE ONES	NEGATIVE ONES
1. WIDE VARIETY OF PRODUCTS	1. FACILITIES ARE PARTIALLY OLD
2. MARKETING NETWORK	2. THE LABOR CONTRACT IS OLD
3. FINANCING CAPABILITY	3. MARKET OVER CAPACITY
4. PRESTIGE OF THE BRAND	
5. OWN TECHNOLOGY	

H.

S A L E S

(MILLIONS OF MEXICAN PESOS)

	2001	%	2000	%	1999	%
DOMESTIC	571,657	94	1,063,048	94	953,512	94
EXPORTATION	55,147	6	66,048	6	63,706	6
TOTAL	626,804	100	1,129,096	100	1,017,218	100

I. IEM, S.A. DE C.V. IS PART OF GRUPO CONDUMEX, AN INDUSTRIAL CONSORTIUM THAT BEGAN ITS PROFESSIONAL ACTIVITIES IN THE 50'S AND THAT HAS POSITIONED ITSELF AS A LEADER IN THE MANUFACTURING OF ELECTRICAL CONDUCTORS OF HIGH, MEDIUM AND LOW INTENSITY, TELECOMMUNICATION WIRING AND FOR THE AUTOMOTIVE INDUSTRY. IT HAS ALSO SUCCESSFULLY BROADENED ITS ACTIVITIES TOWARDS THE MANUFACTURING FIELD IN A WIDE SPECTRUM OF PRODUCTS SUCH AS AUTOPARTS, CAPITAL GOODS AND EQUIPMENT FOR THE POWER GENERATION AND DISTRIBUTION, AS WELL AS THE INSTALLATION OF VOICE NETWORK SYSTEMS, DATA AND VIDEO.

ALL ACTIVITIES CARRIED OUT BY THE COMPANIES OF GRUPO CONDUMEX ARE CLASSIFIED WITHIN THE FOLLOWING BUSINESS NICHES:

AUTOPARTS AND ELECTRONICS
CABLES
AUTOMOTIVE CABLE
POWER
INSTALLATIONS

WITHIN SAID CLASSIFICATION IEM, S.A. DE C.V. IS PART OF THE ENERGY SECTOR.
IEM, S.A. DE C.V. HOLDS 99.6% OF INDUSTRIAS IEM, S.A. DE C.V.'s STOCK, WHICH IS ITS SOLE SUBSIDIARY, WHERE IEM S.A. DE C.V.'s PLANT AND OFFICES ARE LOCATED.

J. BOTH THE COMPANY AND ITS SUBSIDIARY IS LOCATED ON AV. DR GUSTAVO BAZ N° 340 COL. FRACC. INDL. BARRIENTOS TLALNEPANTLA, EDO. DE MÉXICO, WHERE BOTH THE PLANT AND OFFICES ARE LOCATED, IN AN AREA OF 1,726,000 SQUARE FEET, OUT OF WHICH 679,000 SQUARE FEET CORRESPOND TO THE PLANT AND OFFICES, AND IT WAS BUILT IN 1948. ITS CURRENT STATUS IS ACCEPTABLE CONSIDERING THE TIME AND IT HAS ALL THE SAFETY MEASURES REGARDING ITS OPERATION. THE PRODUCTS IT MANUFACTURES ARE MOTORS, CIRCUIT BREAKERS, BLADES AND FUSES. 40% OF ITS INSTALLED CAPACITY WAS USED IN THE YEAR 2001, AND NO ENLARGEMENT OF THE FACILITIES HAS BEEN CARRIED OUT. NO ASSET HAS BEEN GRANTED AS A LOAN COLLATERAL.

K. THERE ARE NO JUDICIAL PROCEEDINGS.

L. CAPITAL STOCK REPRESENTATIVE SHARES.

INTEGRATION OF THE PAID CAPITAL STOCK

	AMOUNT OF SHARES		CAPITAL STOCK (THOUSANDS OF MEXICAN PESOS)	
SERIES	FIXED ALLOTMENT	VARIABLE ALLOTMENT	CONSTANT	VARIABLE
A	2,500,000	13,928,014	1,274	6,726
B	2,450,000	13,433,699	1,226	6,462
T O T A L	5,000,000	27,415,713	2,500	13,188

M.. IEM, S.A. DE C.V. HAS NOT ISSUED ANY STATEMENT OF DIVIDENDS FOR THE YEARS 1999, 2000, 2002, AND FOR THE YEAR 2002, TO DATE.

THE ABOVEMENTIONED IS DUE TO THE FACT THAT IN ALL THE SOCIETY'S STOCKHOLDERS GENERAL MEETINGS FOR THE YEARS 1999, 2000, 20001 AND 20002, WHEN THEY GATHERED TO DISCUSS, AMONG OTHER TOPICS, THE ALLOCATION OF DIVIDENDS CORRESPONDING TO THE

SOCIAL YEARS OF 1998, 1999, 2000 AND 2001, THE STOCKHOLDERS APPROVED IN EACH AND EVERY CASE THAT THE BALANCE OF RETAINED EARNINGS FOR EACH OF SAID YEARS BE ALLOTTED TO THE ACCOUNT OF RETAINED EARNINGS OF PREVIOUS YEARS, AND SAID ACCOUNT WAS MADE AVAILABLE FOR THE STOCKHOLDERS MEETING AND/OR THE SOCIETY'S BOARD OF DIRECTORS, AND THE LATER WAS GRANTED THE MOST AMPLE FACULTIES TO ALLOT IT, EITHER IN FULL OR PARTIALLY, WHATEVER THE SOCIETY'S BOARD OF DIRECTORS MIGHT COME TO DECIDE, TO THE CONSTITUTION OF RESERVES AND / OR DISTRIBUTE IT AMONG THE STOCKHOLDERS; TO DATE, NO PAYMENT OF DIVIDENDS, WHATSOEVER, HAS BEEN DECREED.

ON THE OTHER HAND IT IS WORTH MENTIONING THAT THE BOARD OF DIRECTORS HAS NO EXPRESS POLICY REGARDING THE PAYMENT OF DIVIDENDS OR THE ELABORATION OF THE CORRESPONDING PROPOSAL TO THE SOCIETY'S SHAREHOLDERS MEETING; HOWEVER, IN THESE LAST YEARS, THE SOCIETY HAS REINVESTED ALL EARNED DIVIDENDS.

III. FINANCIAL INFORMATION

1.

	2001	%	2000	%	1999	%
(THOUSANDS OF MEXICAN PESOS)						
NET SALES	626,804	100	1,129,096	100	1,017,218	100
GROSS PROFIT	76,774	12	278,376	25	239,465	24
OPERATION PROFIT	18,400	3	207,621	18	171,568	17
PROFIT BEFORE TAXES	9,502	2	167,343	15	138,792	14
NET PROFIT	6,515	1	88,177	7	89,747	9
PROFIT PER SHARE *	0.00		2.47		2.77	
PURCHASE OF R. EST. & EQUIP.	12,551		24,766		20,043	
DEPREC. & REDEMP. IN THE YEAR	20,841		19,385		19,025	
TOTAL ASSETS	711,853		706,274		695,669	
TOTAL LIABILITIES	358,267		358,005		369,186	
TOTAL L.P. LIABILITIES	0		0		0	
STOCKHOLDERS EQUITY	353,586		348,269		326,483	
DIVIDENDS	NOT DECLARED		NOT DECLARED		NOT DECLARED	

* MEXICAN PESOS

COMMENTS ON THE ANALYSIS WILL BE MADE IN THE FOLLOWING POINT.

2. MANAGEMENT COMMENTS AND ANALYSIS REGARDING THE COMPANY'S OPERATION INCOME AND FINANCIAL SITUATION

A) OPERATION INCOME.

THERE WAS A 46.8% SALES DECREASE IN THE YEAR 2001 SALES IN REAL TERMS, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS BECAUSE OF AN INCREASING OPENING OF THE ELECTRIC SECTOR IN PURCHASING ABROAD, WHICH MAKES IT MORE DIFFICULT AND COMPLICATED GETTING ORDERS, AS WELL AS THE DELAY IN THE BIDS FOR "COMISIÓN FEDERAL DE ELECTRICIDAD" AND "COMPAÑIA DE LUZ Y FUERZA DEL CENTRO".

THERE WAS A 73.6% GROSS PROFIT DECREASE IN REAL TERMS IN THE YEAR 2001 CAUSED BY THE LOW VOLUME OF SALES DURING THE AFOREMENTIONED YEAR.

THERE WAS AN 91.5% OPERATION PROFIT DECREASE IN REAL TERMS IN THE YEAR 2001, AGAINST THE PREVIOUS YEAR DUE TO A 12.4% CUT DOWN IN REAL TERMS SAID YEAR 2001, WHICH WAS INSUFFICIENT TO COMPENSATE THE SALES REDUCTION.

THERE WAS AN 66.7% FINANCING INTEGRATED COST DECREASE IN REAL TERMS, AGAINST THE PREVIOUS YEAR MAINLY BECAUSE OF A DECREASE IN THE BANKING INTEREST RATES, AS WELL AS THE APPRECIATION OF THE PESO AGAINST THE U$ DOLLAR..

B). FINANCIAL SITUATION, LIQUIDITY AND CAPITAL MEANS.

THE WORKING CAPITAL DECREASED AGAINST THE PREVIOUS YEAR MAINLY BECAUSE OF THE LOSS OF CUSTOMERS; INVENTORIES INCREASED AT YEAR-END TO HONOR THE BILLING COMMITMENTS OF THE FIRST MONTHS OF 2002. NEXT ARE SOME REASONS AND FINANCIAL PROPORTIONS OF THE LAST THREE YEARS.

	2001	2000	1999
YIELD			
NET INCOME TO NET SALES	1.03%	7.13%	8.85%
NET INCOME TO STOCKHOLDERS' EQUITY	1.85%	23.07%	27.54%
NET INCOME TO TOTAL ASSETS	0.91%	11.39%	12.95%
LEVERAGE			
TOTAL LIABILITIES TO TOTAL ASSETS	50.33%	50.69%	53.07%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.01 TIMES	1.03 TIMES	1.13 TIMES
LIABILITIES IN FOREIGN CY. TO TOTAL LIABILITIES	21.02%	3.24%	10.99%
LIQUIDITY			
CURRENTS ASSETS TO CURRENT LIABILITIES	1.53 TIMES	1.56 TIMES	1.22 TIMES
CURRENT ASSETS MINUS INVENTORY TO CURRENT LIABILITIES	0.82 TIMES	1.03 TIMES	0.85 TIMES
CURRENT ASSETS TO TOTAL LIABILITIES	1.23 TIMES	1.22 TIMES	1.21 TIMES

THERE ARE NO CREDITS NOR FISCAL DEBTS AND THERE ARE NO OVERDUE PAYMENTS.

IV. MANAGEMENT

1. SOCIAL BY-LAWS AND OTHER AGREEMENTS

THE BOARD OF DIRECTORS IS EMPOWERED TO DETERMINE COMPENSATION PLANS FOR EXECUTIVES, EVEN THOUGH NOT EXPRESSLY.

SAID ENTITY ISN'T EXPRESSLY ENTITLED TO MAKE DECISIONS REGARDING ANY OTHER MATTER WHERE ANY OF ITS MEMBERS MIGHT HAVE SOME PERSONAL INTEREST.

THE SOCIETY ONLY HAS ORDINARY SHARES, WHICH HAVE FULL VOTING RIGHT.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER IS FOR AT LEAST HALF OF THE CAPITAL STOCK IN THE FIRST SUMMONS, AND IN ANY SECOND OR THIRD SUMMONS, WHATEVER THE AMOUNT OF REPRESENTED SHARES AS WELL AS THE CORRESPONDING DECISIONS, SHALL BE VALIDATED WITH THE FAVORABLE VOTE OF THE MAJORITY OF THE ATTENDANTS' BALLOTS.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER, IS FOR THE FIRST SUMMONS WITH 75% OF THE CAPITAL STOCK, AND IN ANY SECOND OR OTHER SUMMONS, WITH 50% OF THE CAPITAL STOCK, AND ALL DECISIONS WILL BE VALIDATED WITH THE FAVORABLE VOTE CORRESPONDING TO THE AMOUNT OF SHARES REPRESENTING AT LEAST HALF OF THE CAPITAL STOCK

ALL SHARES ISSUED BY THE SOCIETY HAVE ONLY THE CORPORATE AND PATRIMONIAL RIGHTS AS SET IN THE SOCIAL BY-LAWS AND DO NOT HAVE ANY OTHER RIGHTS RELATED TO SAME, AND HENCE THERE EXISTS NO PROCEDURE THAT CAN BE TO FOLLOWED TO CHANGE SAID RIGHTS.

IEM, S.A. DE C.V. HAS NO KNOWLEDGE OF ANY NON BY-LAWS AGREEMENT TO DELAY, PREVENT, DEFER OR MAKE MORE EXPENSIVE, ANY CHANGE IN THE MANAGEMENT OF THE COMPANY, IN A TRUST OR IN ANY OTHER MECHANISM THAT MIGHT COME TO ENCROACH THE CORPORATE RIGHTS GRANTED BY THE SHARES TO THEIR STOCKHOLDERS, NOR OF ANY STATUTORY CLAUSE OR AGREEMENT AMONG THE STOCKHOLDERS THAT MAY COME TO ENCROACH OR RESTRICT THE MANAGEMENT OF THE COMPANY OR ITS SHAREHOLDERS.

2. MANAGEMENT AND SHAREHOLDERS

IEM, S.A. DE C.V. BOARD OF DIRECTORS HAS 5 DIRECTORS AND THEIR CORRESPONDING ALTERNATE DIRECTORS FOR THE SOCIAL YEAR 2002

THE DIRECTORS ARE APPOINTED BY THE SHAREHOLDERS IN THE ORDINARY GENERAL MEETINGS

THE FACULTIES OF THE BOARD OF DIRECTORS ARE AS FOLLOWS: A) APPOINT AND REMOVE THE SOCIETY'S DIRECTOR GENERAL; B) DETERMINE HOW THE VOTES CORRESPONDING TO THE SHARES OWNED BY THE SOCIETY IN THE STOCKHOLDERS ORDINARY AND EXTRAORDINARY MEETINGS OF THE DIFFERENT SOCIETIES WHERE IT HOLDS THE MAJORITY OF STOCK, MUST BE ISSUED; C)TO APPROVE, PRIOR TO THE AUTHORIZATION OF THE STOCKHOLDERS ORDINARY GENERAL MEETING THE ACQUISITION OR SALE OF STOCK, OR THE ENFORCEMENT OF THE RIGHT FOR WITHDRAWAL, IN CERTAIN CASES; D) OPEN BRANCHES OR AGENCIES OF THE SOCIETY; AND, E) ALL OTHER FACULTIES GRANTED BY LAW.

LAST BUT NOT LEAST, IT IS DETERMINED THAT BESIDES THE RESPONSIBILITIES SET IN THE SOCIAL BY-LAWS AND OTHER LEGAL ORDINANCES, THE BOARD OF DIRECTORS WILL ALSO: I) DETERMINE THE STRATEGIC VISION OF THE SOCIETY; (II) MAKE SURE THAT STOCKHOLDERS AND THE MARKET ALIKE, MAY HAVE ACCESS TO THE SOCIETY'S PUBLIC INFORMATION; III) SET INTERNAL CONTROL MECHANISMS; (IV) MAKE SURE THAT THE SOCIETY HAS ALL THE NECESSARY MECHANISMS TO ASCERTAIN IT COMPLIES WITH THE DIFFERENT APPLICABLE LEGAL PROVISIONS, AND (V) APPRAISE REGULARLY THE DIRECTOR GENERAL'S PERFORMANCE AND THE SOCIETY'S TOP EXECUTIVES.

REGARDING IEM, S.A. DE C.V.'s OWNERSHIP OF STOCK, IT IS WORTH MENTIONING THAT FOR MORE THAN THREE YEARS, JUST ONE STOCKHOLDER HAS ATTENDED THE MEETINGS HELD BY THIS SOCIETY: GRUPO CONDUMEX, S.A. DE C.V., THAT, AS PREVIOUSLY STATED, HOLDS 98.5% OF IEM, S.A. DE C.V.'s CAPITAL STOCK, AND HENCE, THE COMPANY LACKS THE NECESSARY INFORMATION TO REVEAL THE INDIVIDUAL OWNERSHIP OF STOCK OF ALL DIRECTORS AND OFFICERS OF THE SOCIETY, SHOULD IT EXIST, NOR CAN IT ISSUE THE NAMES OF THE MAIN TEN STOCKHOLDERS, EXCEPT GRUPO CONDUMEX, S.A. DE C.V.

ALLOW US TO STATE HERE AS WELL, THAT THE COMPANY IS CURRENTLY ELABORATING ALL NECESSARY DOCUMENTS TO CANCEL THE INSCRIPTION OF THE SECURITIES SECTION OF THE SECURITIES NATIONAL REGISTRY REGARDING THE COMPANY'S CAPITAL STOCK REPRESENTATIVE

STOCK, AS WELL AS THE ANNULMENT OF THE APPROVALS, TO PLACE SAID SHARES IN THE STOCK EXCHANGE MARKET, SINCE THE COMPANY HAS HAD NO STOCK TRANSACTIONS WHATSOEVER.

MEMBERS OF IEM. S.A. DE C.V.'s BOARD OF DIRECTORS

NAME	POSITION	YEARS AS DIRECTOR
MR. ARMANDO RIMOLDI RENTERIA	DIRECTOR	SIX
MR. FRANCISCO J. REED Y MARTIN DEL CAMPO	DIRECTOR	SEVENTEEN
MR. ANTONIO SIERRA GUTIÉRREZ	DIRECTOR	FIVE
MR. QUINTIN BOTAS HERNANDEZ	DIRECTOR	SIX
MR. JAIME SETIEN RODRIGUEZ	DIRECTOR	FIVE
MR. GUILLERMO MUÑOZ LARA	ALTERNATE DIRECTOR	TWO
MR. FERNANDO RAFAEL AGUADO GUTIERREZ	ALTERNATE DIRECTOR	NINE
MR. GONZALO LIRA CORIA	ALTERNATE DIRECTOR	SEVEN
MR. MANUEL PALMA CEBALLOS	ALTERNATE DIRECTOR	ONE
MR. JOSE RAMON NEVAREZ JACQUES	ALTERNATE DIRECTOR	NINE

OFFICERS OF IEM, S.A. DE C.V.'s BOARD OF DIRECTORS

CHAIRMAN	MR. ARMANDO RIMOLDI RENTERÍA
SECRETARY	MR. ALEJANDRO ARCHUNDIA BECERRA

2. IEM, S.A. DE C.V. TOP OFFICERS

DIRECTOR GENERAL

MR. ARMANDO RIMOLDI RENTERÍA
AGE 55 YEARS. SENIORITY 32 YEARS

OFFICERS OF THE SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.

GENERAL MANAGER OF TRANSFORMERS
MR. JOSE DE JESUS LOPEZ CHAVEZ
AGE 56 YEARS. SENIORITY 32 YEARS

ENGINEERING AND DEVELOPMENT MANAGER
MR. ALVARO CANCINO QUIROZ
AGE 50 YEARS. SENIORITY 26 YEARS.

QUALITY ASSURANCE MANAGER
MR. LUIS ORTIZ BUENDIA
AGE 46 YEARS. SENIORITY 24 YEARS

INDUSTRIAL RELATIONS MANAGER
MR. GILBERTO GONGORA CASTILLO
AGE 57 YEARS. SENIORITY 33 YEARS

ENGINES MANAGER
MR. DANIEL SANCHEZ ORTIZ
42 YEARS. SENIORITY 22 YEARS.

SAFETY EQUIPMENT MANAGER
MR. CARLOS FLORES MACÍAS
AGE 47 YEARS. SENIORITY 17 YEARS.

SYSTEMS MANAGER
MR. FRANCISCO QUIROZ BARRON
AGE 51 YEARS. SENIORITY 29 YEARS.

MATERIALS MANAGER
MR. SALVADOR COLIN PÉREZ
AGE 54 YEARS. SENIORITY 24 YEARS.

GENERAL COMPTROLLER
MR. FERNANDO RAFAEL AGUADO GUTIERREZ
AGE 57 YEARS. SENIORITY 22 YEARS.

GOVERNMENT COMMERCIAL SECTOR MANAGER.
MR. ISMAEL CASTRO GARCIA
AGE 58 YEARS. SENIORITY 26 YEARS.

ALTERNATIVE ENERGIES COMMERCIAL MANAGER
MR. VICTOR MANUEL HERNANDEZ AGUILERA
AGE 43 YEARS. SENIORITY 13 YEARS.

PRICING AND ADMINISTRATIVE MANAGER
MR. ANDRES MARTINEZ HERNANDEZ
AGE 51 YEARS. SENIORITY 27 YEARS.

SAFETY EQUIPMENT SALES MANAGER
MR. JOSE LUIS TRUJILLO FLORES
AGE 54 YEARS. SENIORITY 25 YEARS.

IEM, S.A. DE C.V. DOESN'T GRANT ANY KIND OF COMPENSATIONS NOR PAYMENTS TO ITS DIRECTORS AND OFFICERS, NOR ARE THEY PAID ANY FEES FOR THEIR ATTENDANCE TO ANY BOARD MEETING

IEM, S.A. DE C.V. DOESN'T CONTEMPLATE ANY PENSION, RETIREMENT NOR ANY OTHER SIMILAR PLAN FOR ITS DIRECTORS OR OFFICERS

AS FOR THE INFORMATION REGARDING THE INDIVIDUAL SHAREHOLDING OF THE DIRECTORS AND OFFICERS OF THE SOCIETY, IT IS RELEVANT TO MENTION THAT THE SOCIETY DOESN'T HAVE ANY AVAILABLE INFORMATION ON INDIVIDUAL STOCK OWNERSHIP OF THE DIRECTORS OR THE OFFICERS SINCE THEIR SHARES ARE NOT LOGGED IN THE SOCIETY'S STOCK LOG, IN COMPLIANCE WITH ARTICLE 128 OF THE GENERAL COMMERCIAL CORPORATION LAW.

IEM, S.A. DE C.V. HASN'T SIGNED ANY AGREEMENT NOR HAS SET A PROGRAM OF ANY KIND AIMED AT INVOLVING EMPLOYEES IN THE COMPANY'S CAPITAL, SINCE THE SOCIETY DOESN'T HAVE EMPLOYEES.

AS FOR THE INFORMATION REGARDING STOCKHOLDERS OWNING 5% OR MORE OF THE CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE TEN TOP STOCKHOLDERS OF THE SOCIETY, IT MUST BE STATED THAT GRUPO CONDUMEX, S.A. DE C.V. HOLDS MORE THAN 95% OF IEM, S.A. DE C.V. CAPITAL STOCK

IEM, S.A. DE C.V. HAS NO COMMITMENT WHATSOEVER THAT MIGHT LEAD TO A CHANGE IN THE CONTROL OF THE STOCK.

3. AUDITORS.

THE FIRM THAT AUDITS AND RENDERS DECISIONS REGARDING IEM, S.A. DE C.V. 's AND ITS SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.'s FINANCIAL STATEMENTS IS PRICE WATERHOUSE COOPER, AND IT HASN'T BEEN CHANGE FOR MORE THAN THREE YEARS. ALSO, IT HASN'T ISSUED ANY RESERVATION, NEGATIVE OPINION OR ABSTENTION OF OPINION IN MORE THAN THE TWO LAST YEARS WITH RENDERED OPINIONS, NOT HAVING RENDERED ANY SERVICE OTHER THAN THE AUDITING ONE.

THE AUDITING FUNCTION IS COMPLEMENTED WITH THE FOLLOWING:

THE SOCIETY HAS AN INTERNAL AUDITING DEPARTMENT OF GRUPO CONDUMEX WHICH, AMONG OTHER PROGRAMS AND RESPONSIBILITIES: IS IN CHARGE OF AUDITING THE SOCIETY, MAKING SURE THAT:

- ALL POLICIES AND PROCEDURES APPROVED BY THE GENERAL DIRECTION ARE HONORED.
- ALL INTERNAL CONTROL SYSTEMS ARE RELIABLE AND SUFFICIENT FOR THE GOOD MANAGEMENT OF THE SOCIETY.
- ALL FISCAL AND LEGAL OBLIGATIONS TO WHICH THE SOCIETY IS BOUND, BE DULY HONORED.
- ALL SUBMITTED FINANCIAL INFORMATION IS RELIABLE AND TIMELY, BASED ON THE HONORING OF ALL ABOVEMENTIONED POINTS AS WELL AS IN ACCORDANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

UPON THE TERMINATION OF AN AUDIT, A REPORT IS ISSUED TO THE GENERAL DIRECTION AND TO ALL EXECUTIVES OF THE CORRESPONDING AREAS WHEN DEVIATIONS ARE DETECTED AND HAVE TO BE CORRECTED.

GRUPO CONDUMEX COMPTROLLERSHIP DIRECTION AND MANAGEMENT, IS RESPONSIBLE FOR THE SELECTION, HIRING AND COORDINATION OF ALL EXTERNAL AUDITORS FOR THE SOCIETY'S AUDIT WHO DETERMINE THE FINANCIAL STATEMENTS AND ISSUE THEIR OPINION, AS WELL.

THE BOARD OF DIRECTORS RELIES ON GRUPO CONDUMEX INTERNAL AUDIT STRUCTURE WHICH ALLOWS IT TO ASSERT THE CORRESPONDING FINANCIAL INFORMATION AND THE EFFECTIVENESS OF ALL INTERNAL CONTROLS AND ACCOUNTING POLICIES FOR THE PREPARATION OF THE SOCIETY'S FINANCIAL INFORMATION.

4. THE COMPANY AND ITS SUBSIDIARIES REGULARLY CARRY OUT FINANCIAL AND COMMERCIAL OPERATIONS WITH SUBSIDIARY ENTITIES OF GRUPO CONDUMEX AND GRUPO CARSO. THESE OPERATIONS ARE MAINLY PURCHASE OF RAW MATERIALS AND SERVICES, AS WELL AS THE SALE OF FINISHED PRODUCTS , MAINLY WITH:

	(THOUSANDS OF MEXICAN PESOS	
	SUPPLIERS	CUSTOMERS
NACIONAL DE CONDUCTORES ELECTRICOS, S.A. DE C.V.	36,716	108,240
CONDUMEX INC.	93,102	
TELEFONOS DE MEXICO		49,566
SELMEC EQUIPOS INDUSTRIALES, S.A. DE C.V.	718	
SINERGIA SOL. INT. PARA LA CONSTRUCCION, S.A. DE C.V.		25,768
GRUPO CONDUMEX, S.A. DE C.V.	18,134	393
SERVICIOS CONDUMEX, S.A. DE C.V.	15,532	95
SWECOMEX, S.A. DE C.V.	3,653	855
	167,855	210,624

THERE ARE NO COMMERCIAL OPERATIONS OR INDEPENDENT SERVICES WITH PERSONAL STOCKHOLDERS OR KEY ADMINISTRATORS

V. THE STOCK MARKET

1. SHARES OF STOCK STRUCTURE.

GRUPO CONDUMEX IS IEM'S MAIN STOCKHOLDER WITH 98.5% OF THE ENTITY'S CAPITAL STOCK; THE REMAINDER IS THE HANDS OF THE MEXICAN STOCK EXCHANGE SHAREHOLDERS; ALSO, THE COMPANY HAS "ADR's" IN CIRCULATION FOR AN AMOUNT OF 332,206 SERIES "B" SHARES, THAT ARE SUBSCRIPTION FREE FOR BOTH MEXICAN AND FOREIGN INVESTORS WHOSE SHARES HAVE THE SAME CORPORATE AND PATRIMONIAL RIGHTS AS THOSE FOR THE "A" SERIES.

2. SHARE OF STOCK BEHAVIOR IN THE MEXICAN STOCK EXCHANGE, SINCE 1996, TO DATE.

IEM, "A" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	AMOUNT
03/11/1996	6000	3.50	3.50	3.50	21000
03/14/1996	10000	3.60	3.60	3.60	36000
03/19/1996	5000	3.60	3.60	3.60	18000
04/17/1996	6000	3.80	3.80	3.80	22800
05/27/1996	5000	3.80	3.80	3.80	19000
07/03/1996	2000	3.85	3.85	3.85	7700
09/12/1996	10000	3.88	3.88	3.88	38800
09/18/1996	5000	3.86	3.86	3.86	19300
11/11/1997	2000	3.60	3.60	3.60	7200

IEM, "B" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	AMOUNT
07/04/1996	5000	3.88	3.88	3.88	19400
07/11/1996	3000	3.88	3.88	3.88	11640
07/18/1996	5000	3.88	3.88	3.88	19400
07/19/1996	1000	3.88	3.88	3.88	3880
03/04/1997	3000	3.88	3.88	3.88	11640
06/05/1997	1000	3.70	3.70	3.70	3700
06/11/1997	2000	3.70	3.70	3.70	7400
11/13/1997	4000	4.10	4.10	4.10	16400
03/06/1998	1000	4.60	4.60	4.60	4600
03/20/1998	2000	5.00	4.80	5.00	9800
09/28/1998	7000	5.40	5.40	5.40	37800

VI. ANNEX

STOCK

ANNEX 1.1

LETTER WRITTEN BY THE ISSUER'S OFFICERS

TLALNEPANTLA, ESTADO DE MÉXICO, 27 / 06 / 2002

NATIONAL BANKING AND SECURITIES COMMISSION
VICEPRESIDENCY OF STOCK EXCHANGE SUPERVISION
GENERAL MANAGEMENT OF MARKET SUPERVISION
INSURGENTES SUR 1971, TORRE SUR, PISO 9
COL. GUADALUPE INN
01020 MÉXICO, D.F.

WE ARE REFERRING TO THE ANNUAL REPORT REGARDING IEM, S.A. DE C.V. CAPITAL STOCK REPRESENTATIVE SHARES IN THE SECTION OF SECURITIES OF THE NATIONAL REGISTRY OF SECURITIES AND INTERMEDIARIES, TO STATE THE FOLLOWING, TO THIS COMMISSION:

1. THAT WE ARE AWARE OF THE SIGNIFICANCE AND RESPONSIBILITIES BEFORE THE STOCKHOLDERS AUDIENCE, THE COMPETENT AUTHORITIES AND OTHER INDIVIDUALS INVOLVED IN THE SECURITIES MARKET, OF BEING A SOCIETY WITH SECURITIES REGISTERED IN THE SECTION OF THE NATIONAL REGISTRY OF SECURITIES AND INTERMEDIARIES AND THAT ARE CALLED OUT IN THE BOLSA MEXICANA , S.A. DE C.V (MEXICAN STOCK EXCHANGE).

2. THAT WE HAVE REVIEWED THE ANNUAL REPORT DATED 27/06/2002, WHICH WAS ELABORATED ACCORDING TO THE INFORMATION HANDED BY OFFICERS OF THIS SOCIETY, AND WITH WHICH WE CONCUR. ALSO, WE DO NOT HAVE ANY KNOWLEDGE OF RELEVANT INFORMATION THAT MAY HAVE BEEN OMITTED OR FORGED IN SAID REPORT OR THAT THE SAME MAY CONTAIN INFORMATION THAT COULD BE MISLEADING FOR THE INVESTORS.

YOURS TRULY

NAME AND SIGNATURE OF THE DIRECTOR GENERAL

NAME AND SIGNATURE OF THE DIRECTOR OF FINANCE OR EQUIVALENT

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**

IEM, S.A. DE C.V.

Quarter: 3 Year: 2002

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**596,287**	**100**	**693,148**	**100**
2	**CURRENT ASSETS**	**322,674**	**54**	**399,165**	58
3	CASH AND SHORT-TERM INVESTMENTS	7,854	1	106,328	15
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	155,986	26	110,390	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,512	1	9,092	1
6	INVENTORIES	154,322	26	173,355	25
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**269,942**	**45**	**288,613**	**42**
13	PROPERTY	369,921	62	366,425	53
14	MACHINERY AND INDUSTRIAL	372,530	62	360,166	52
15	OTHER EQUIPMENT	32,704	5	40,419	6
16	ACCUMULATED DEPRECIATION	537,748	90	516,743	75
17	CONSTRUCTION IN PROGRESS	32,535	5	38,346	6
18	**DEFERRED ASSETS (NET)**	**3,671**	**1**	**5,370**	1
19	**OTHER ASSETS**	**0**	**0**	**0**	0
20	**TOTAL LIABILITIES**	**230,519**	**100**	**318,764**	
21	**CURRENT LIABILITIES**	**153,403**	**67**	**226,754**	71
22	SUPPLIERS	30,045	13	30,487	10
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	18,801	8	(2,342)	(1)
26	OTHER CURRENT LIABILITIES	104,557	45	198,609	62
27	**LONG-TERM LIABILITIES**	**0**	**0**	0	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**77,116**	**33**	**86,846**	**27**
32	**OTHER LIABILITIES**	**0**	**0**	**5,164**	2
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**365,768**	**100**	**374,384**	
34	**MINORITY INTEREST**	**553**		**754**	
35	**MAJORITY INTEREST**	**365,215**	**100**	**373,630**	**100**
36	**CONTRIBUTED CAPITAL**	**554,754**	**152**	**554,754**	**148**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	539,066	147	539,066	144
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(189,539)**	**(52)**	**(181,124)**	**(48)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	335,253	92	346,622	93
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(529,966)	(145)	(538,189)	(144)
45	NET INCOME FOR THE YEAR	5,174	1	10,443	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 3 YEAR: 2002

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	7,854	100	106,328	100
46	CASH	3,780	48	3,292	3
47	SHORT-TERM	4,074	52	103,036	97
18	**DEFERRED ASSETS (NET)**	3,671	100	5,370	100
48	AMORTIZED OR REDEEMED	3,671	100	5,370	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	153,403	100	226,754	100
52	FOREING CURRENCY	35,438	23	29,442	13
53	MEXICAN PESOS LIABILITIES	117,965	77	197,312	87
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	104,557	100	198,609	100
57	OTHER CURRENT LIABILITIES WITH COST	50,109	48	124,756	63
58	OTHER CURRENT LIABILITIES WITHOUT COST	54,448	52	73,853	37
27	**LONG-TERM LIABILITIES**	0	100	0	100
59	FOREING CURRENCY	0	0	0	0
60	MEXICAN PESOS	0	0	0	0
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	77,116	100	86,846	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	77,116	100	86,846	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	0	100	5,164	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	5,164	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(529,966)	100	(538,189)	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(529,966)	(100)	(538,189)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER **3** YEAR **2002**
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	169,271	172,411
73	PENSIONS FUND AND SENIORITY	70,201	63,870
74	EXECUTIVES (*)	20	21
75	EMPLOYERS (*)	287	356
76	WORKERS (*)	930	938
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 3 YEAR: 2002
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	584,398	100	496,675	100
2	COST OF SALES	510,180	87	422,363	85
3	**GROSS INCOME**	74,218	13	74,312	15
4	OPERATING COSTS	43,491	7	43,869	9
5	**OPERATING INCOME**	30,727	5	30,443	6
6	TOTAL FINANCING COSTS	10,179	2	11,077	2
7	**INCOME AFTER FINANCING COST**	20,548	4	19,366	4
8	OTHER FINANCIAL OPERATIONS	908	0	(2,239)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	19,640	3	21,605	4
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	14,466	2	11,162	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	5,174	1	10,443	2
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	5,174	1	10,443	2
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	5,174	1	10,443	2
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	5,174	1	10,443	2
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	5,174	1	10,443	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **IEM** QUARTER: **3** **2002**
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**584,398**	**100**	**496,675**	**100**
21	DOMESTIC	562,438	96	448,043	90
22	FOREIGN	21,960	4	48,632	10
23	TRANSLATED INTO DOLLARS	2,274	0	4,852	1
6	**TOTAL FINANCING COST**	**10,179**	**100**	**11,077**	**100**
24	INTEREST PAID	11,338	111	17,916	162
25	EXCHANGE LOSSES	15,427	152	12,878	116
26	INTEREST EARNED	5,426	53	10,244	92
27	EXCHANGE PROFITS	12,398	122	11,402	103
28	GAIN DUE TO MONETARY	1,238	12	1,929	17
8	**OTHER FINANCIAL OPERATIONS**	**908**	**100**	**(2,239)**	**100**
29	OTHER NET EXPENSES (INCOME)	908	100	(2,239)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**14,466**	**100**	**11,162**	**100**
32	INCOME TAX	9,220	64	8,005	72
33	DEFERED INCOME TAX	2,412	17	1,141	10
34	WORKERS' PROFIT SHARING	2,292	16	1,671	15
35	DEFERED WORKERS' PROFIT	542	4	345	3

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	614,246	519,570
37	NET INCOME OF THE YEAR	26,090	21,345
38	NET SALES (**)	739,110	802,957
39	OPERATION INCOME (**)	19,415	73,615
40	NET INCOME OF MAYORITY INTEREST(**)	1,498	22,334
41	NET CONSOLIDATED INCOME	1,498	22,644

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,174**	**10,443**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	15,089	16,247
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**20,263**	**26,690**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(112,352)	11,656
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(92,089)**	**38,346**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**0**	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	(6,385)	(25,927)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(98,474)	12,419
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	106,328	93,909
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	7,854	106,328

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 3 2002

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**15,089**	**16,247**
13	DEPRECIATION AND AMORTIZATION FOR THE	15,089	16,247
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(112,352)**	**11,656**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(45,597)	106,135
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	19,033	(12,272)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(4,580)	(5,204)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(5,980)	(14,595)
22	+ (-) INCREASE (DECREASE) IN OTHER	(75,228)	(62,408)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(6,385)**	**(25,927)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENT OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(5,213)	(11,242)
36	(-) INCREASE IN CONSTRUCTIONS IN	(1,172)	(14,685)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 3 2002
IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	0.89 %	2.10 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	0.41 %	5.98
3	NET INCOME TO TOTAL ASSETS (**)	0.25 %	3.27 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(23.93) %	(18.47)
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.24 times	1.16 times
7	NET SALES TO FIXED ASSETS (**)	2.74 times	2.78
8	INVENTORIES ROTATION (**)	4.28 times	3.84 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63 days	52 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	38.66 %	45.99
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.63 times	0.85 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	15.37 %	9.24
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	2.71 times	1.70 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.21 times	2.52 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.10 times	1.76 times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.10 times	1.00 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.40 times	1.25 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.12 %	46.89 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	3.47 %	5.37 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(19.23) %	2.35 %
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	(8.12) times	2.14 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	81.64 %	43.36

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING	134,499,908	99.91	134,385	288,768
TOTAL INVESTMENT IN SUBSIDIARIES				134,385	288,768
OTHER PERMANENT INVESTMENTS					0
TOTAL					288,768

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIIEM
IEM, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,928	237	2,691	278,249	253,172	27,768
MACHINERY	93,376	41,294	52,082	279,154	222,879	108,357
TRANSPORT EQUIPMENT	4,050	1,029	3,021	2,896	3,150	2,767
OFFICE EQUIPMENT	589	297	292	2,583	1,572	1,303
COMPUTER EQUIPMENT	17,055	10,243	6,812	5,531	3,875	8,468
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**117,998**	**53,100**	**64,898**	**568,413**	**484,648**	**148,663**
NOT DEPRECIATION ASSETS						
GROUNDS	467	0	467	88,277	0	88,744
CONSTRUCTIONS IN PROCESS	32,535	0	32,535	0	0	32,535
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**33,002**	**0**	**33,002**	**88,277**	**0**	**121,279**
TOTAL	**151,000**	**53,100**	**97,900**	**656,690**	**484,648**	**269,942**

NOTES

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS			10,608	0	0	13,899	0	0	0	0	0	5,538	0	0	0	0
TOTAL SUPPLIERS			**10,608**	**0**	**0**	**13,899**	**0**	**0**	**0**	**0**	**0**	**5,538**	**0**	**0**	**0**	**0**
VARIOS			88,556	0	0	16,001	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**88,556**	**0**	**0**	**16,001**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			99,164	**0**	**0**	**29,900**	**0**	**0**	**0**	**0**	**0**	**5,538**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	2,274	21,553	0	0	21,553
OTHER	0	0	0	0	0
TOTAL	**2,274**	**21,553**			**21,553**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	8,113	78,230	1,660	15,933	94,163
INVESTMENTS	648	6,333	0	0	6,333
OTHER	117	1,127	0	0	1,127
TOTAL	**8,878**	**85,690**	**1,660**	**15,933**	**101,623**
NET BALANCE	**(6,604)**	**(64,137)**	**(1,660)**	**(15,933)**	**(80,070)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,301**	**13,221**	0	0	**13,221**
LIABILITIES POSITION	**1,611**	**16,382**			**16,382**
SHORT TERM LIABILITIES POSITION	1,611	16,382	0	0	16,382
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(310)**	**(3,161)**			**(3,161)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM QUARTER: 3 YEAR: 2002
IEM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	238,949	220,510	18,439	0.92	(170)
FEBRUARY	248,536	221,320	27,216	0.06	17
MARCH	245,236	232,192	13,044	0.51	(67)
APRIL	298,149	267,229	30,920	0.55	(170)
MAY	264,749	248,621	16,128	0.20	(32)
JUNE	293,121	262,148	30,973	0.49	(152)
JULY	268,394	229,208	39,187	0.29	(114)
AUGUST	276,536	253,922	22,614	0.38	(85)
SEPTEMBER	284,426	272,658	11,768	0.54	(63)
ACTUALIZATION:	0	0	0	0.00	(402)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(1,238)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **3** YEAR: **2002**
IEM, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **3** YEAR: **2002**
IEM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INDUSTRIAS IEM, S.A. DE C.V.	MOTORS AND PROTECTION GEAR	100	50

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **3** YEAR: **2002**

IEM, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COPPEAR	NAL CONDUC ELECTRIC				5.31
STEEL	SERVILAMINAS SUMMIT				11.94
OIL	ACEITES PROD. Y SERV				0.52
FOUNDRY	FUNDIDO METALES INDL				1.55
ISULATION	EHV WEIDMAN				3.51
OTHERS	VARIOS				10.57
		ACERO ELEC Y COMP	CONDUMEX INC	NO	20.58

NOTES

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO	138	480,252 0 0	196 0 0	562,438	31.22	IEM	CFE,CLYF TELMEX,NACEL SELMEC,SIEMENS
TOTAL		480,252		562,438			

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO		0 0 0	2 0 0	21,960	USA	IEM	GENERAL ELECTRIC ROSEN, MARATHON NEMSCO,ROGERS
TOTAL				21,960			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 219,418

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 227,909

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

STOCK EXCHANGE COI **IEM**
IEM, S.A. DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

STOCK EXCHANGE COI IEM | QUARTER: 3 | YEAR: 2002

RAZON SOCIAL: **IEM, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 159,643

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 32,415,713

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 — 165,821

Number of shares Outstanding at the Date of the NFEAR (Units) — 32,415,713

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **3** YEAR: **2002**
IEM, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			**5,000,000**	**27,415,713**	**16,532,014**	**15,883,699**	**2,500**	**13,188**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
32,415,713
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ARMANDO RIMOLDI RENTERIA
DIRECTOR GENERAL

C.P. FERNANDO RAFAEL AGUADO GUTIERREZ
CONTRALOR GENERAL

TLALNEPANTLA, MEX, AT OCTOBER 22 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **22/10/2002** 17:08

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
	AUTOMATIC: X
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**raguado@condumex.com.mx**

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340**
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**diropese@condumex.com.mx**

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340**
	COLONIA BARRIENTOS
ZIP CODE:	54010
	TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**diropese@condumex.com.mx**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **22/10/2002** 17:08

MSM POSITION:	**PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION:	**COMPTROLLER GENERAL**
NAME:	**MR.** FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**raguado@condumex.com.mx**

MSM POSITION:	**SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION:	**IEM ACCOUNTANT**
NAME:	MRS. ALEJANDRA ROQUE VAZQUEZ CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
	COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL	

MSM POSITION:	**HEAD OF THE LEGAL DEPARTMENT**
POSITION:	**LEGAL GENERAL MANAGER**
NAME:	MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	53 28 58 91
E-MAIL:	**jrnevarez@condumex.com.mx**

MSM POSITION:	**SECRETARY OF THE BOARD OF DIRECTORS**
POSITION:	**SECRETARY OF THE BOARD OF DIRECTORS**
NAME:	MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255
	COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520
	MÉXICO, D.F.
TELEPHONE:	52 50 50 77
FAX:	52 55 16 86
E-MAIL:	aarchunida@**condumex.com.mx**

MSM POSITION:	**CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION:	**COMPTROLLER GENERAL**
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340
COLONIA:	BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **22/10/2002** 17:08

TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**